E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

May 10, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Larry Spirgel and Gregory Dundas

Re:	E-Home Household Service Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted March 14, 2019

CIK No. 0001769768

Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 10, 2019, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

DRS Form F-1

Prospectus Summary, page 1

1.	Disclose the basis for your statement that the company is “one of the leading household services companies in China.”

Response: We have deleted the reference to “one of the leading” from the Registration Statement.

2.	Please define the metric “registered members.”

Response: In response to the Staff’s comment, we advise the Staff that registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. We have revised the Registration Statement accordingly.

3.	Please revise to definitively state whether the company intends to take advantage of the reduced reporting requirements allowed for Emerging Growth Companies.

Response: We have revised the Registration Statement to definitively state that the Company intends to take advantage of the reduced reporting requirements allowed for Emerging Growth Companies.

Use of Proceeds, page 32

4.	In light of the PRC regulatory restrictions imposed upon foreign investment in a PRC subsidiary by an offshore holding company, clarify whether the company intends on seeking government approval for investment in the operations of the VIEs, and if so, how much.

Response: We have revised our disclosure under “Use of Proceeds” to clarify that the Company intends on seeking government approval in order to invest in the operations of the VIEs to use the proceeds of the offering.

U.S. Securities and Exchange Commission

May 10, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 38

5.	Highlight management’s plans and reasons behind the expansion into “telecommunications-related businesses.”

Response: In response to the Staff’s comment, we advise the Staff that we plan to launch our mobile application in order to provide customers more options to access to our services besides our WeChat platform. The mobile application will be available both on the Android and iOS systems. Customers will be able to check our services and place orders directly in the mobile application. The mobile application will have a much higher capacity and more functions than the WeChat platform, which will enable us to provide customers with a smoother user experience.

The PRC Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication services”. Value-added telecommunication services are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued by the PRC government as an appendix to the Telecom Regulations to categorize telecommunications services as either basic or value-added. According to the Telecom Catalogue, using a mobile application to provide household services belongs to online data processing and transaction processing services which are categorized as value-added telecommunication services. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license from the Ministry of Industry and Information Technology or its provincial level counterparts.

Under these circumstances, the Company decided to expand into “telecommunications-related business” and has already applied for the license of value-added telecommunications. The license is expected to be approved around the end of May 2019 and the mobile application would be launched shortly thereafter.

We have revised the Registration Statement to reflect the foregoing.

Corporate History and Structure, page 48

6.	Please revise to clarify the reason or reasons for using the VIE structure for your business. State whether there was any reason why the VIE structure was required to accommodate your current business model or whether it was strictly due to your plans to engage in telecommunications-related business.

Response: In response to the Staff’s comment, we have revised our disclosure to clarify that the reason for the use of the VIE structure was due to our plans to engage in a telecommunications-related business.

7.	Identify the shareholders who control the equity ownership in your VIEs in the chart. In addition show their expected, post-offering ownership interest in the company.

Response: We have revised the organizational chart to identify the shareholders who control the equity ownership of the VIEs. The ownership of these shareholders will not change as a result of the offering.

Taxation

PRC Taxation, page 83

8.	We note that the company will be dependent upon funds generated by its VIEs in China. Confirm that income generated by these VIEs is subject to a 25% tax rate and whether there is a possibility for double taxation on any funds then transferred to the company.

Response: We have revised our disclosure in response to Staff’s comment.

U.S. Securities and Exchange Commission

May 10, 2019

Underwriting, page 88

9.	Please identify your lead underwriters in your next submission.

Response: We are in the process of engaging an underwriter for this offering. We will identify the underwriter in our next submission.

Financial Statements, page F-1

10.	Please include interim financial statements in your next amendment. The interim financial statements should cover at least the first 6 months of your fiscal year.

Response: We have revised the Registration Statement to include the interim financial statements.

11.	Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.

Response: In response to the Staff’s comment, we advise the Staff that the Company is of the view that the parent has very minimal assets that its financial statements are not required to be disclosed as a supplement to the consolidated financial statements. We refer you to the “Reorganization” section under Note 1 to our consolidated financial statements which states that the Company has no substantive operations other than holding the ownership interests of its subsidiary.

General, page F-10

12.	You disclose that you provide integrated household services through your WeChat platform. Please expand your disclosure to describe how you account for your software development costs, if material.

Response: In response to the Staff’s comment, we advise the Staff that the Company does not have any internally developed software. The Company has purchased software from third parties used for operation management. Such software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of ten years. We have revised the financial statements accordingly.

Note 2 - Significant Accounting Policies

Inventories, page F-11

13.	We note your disclosure of your accounting policies for Inventories. As there is not a separate caption for inventories in the financial statements you have presented, please describe the nature of the inventories covered by the policy and where they appear in your financial statements, if material.

Response: In response to the Staff’s comment, we advise the Staff that there is no significant inventory maintained and the disclosure related to inventory has been deleted in the financial statements.

Revenue Recognition, page F-12

14.	You disclose on page 54 that for both home appliance services and housekeeping services, you partner with service stores and/or individuals to deliver on-site services to your customers. We also note that as part of your installation and maintenance services, you may sell accessories. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. In addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements.

Response: In response to the Staff’s comment, we advise the Staff that the Company only has two obligations, i.e., installation and maintenance and housekeeping. The Company is acting as a principal due to the reasons that (i) the Company is obligated to provide market development and provide customer information to the service outlet, directing the outlet to provide services and communicate and coordinate with the Company (the service outlet gives assistance in door-to-door service); (ii) the Company has no inventory; (iii) the price of the services were set by the Company and the service outlet is only responsible for collection; (iv) the Company chooses the service outlet by proximity to their location, and if the Company or the customer is not satisfied with the chosen outlet, it can be re-selected; and (v) regardless of any default by a service outlet, the Company is still liable to complete the orders and make settlement to the respective suppliers. To minimize the Company’s risk, the service outlets typically settle every month.

Based on the above reasons, the Company determined its accounting treatment on revenue recognition, i.e., recording upon rendering of service to be on a principal gross basis.

U.S. Securities and Exchange Commission

May 10, 2019

Recent Accounting Pronouncements, page F-16

15.	On page F-16 you disclose that you have "adopted ASU 2014-09, and its related clarifying ASUs, during the year ended June 30, 2018." You further disclose that "There were no contracts existing prior to this date and therefor no cumulative effect adjustment was required." Please reconcile this disclosure with those found on page 43 and page F-13. In particular, we note that you have "adopted this standard on November 1, 2018 and are using a modified retrospective adoption approach." You also indicate that you are still finalizing your analysis of adopting Topic 606. To the extent you adopted ASC 606 during the year ended June 30, 2018, please revise to provide the disclosures specified in ASC 606-10-50-12 and 50-17.

Response: In response to the Staff’s comment, we have revised the financial statements to provide the disclosures specified in ASC 606-10-50-12 and 50-17.

Note 12 - Equity, page F-19

16.	Please expand your disclosure to fully comply with 4-08(e) of Regulation S-X, including the requirements of 4-08(e)(3) with respect to your PRC based subsidiaries and VIEs.

Response: In response to the Staff’s comment, we advise the Staff that the Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and the VIEs’ subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2018 or June 30, 2018. We have revised the financial statements accordingly.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. In addition, no research reports about us have been published or distributed by any broker or dealer that is participating or will participate in our offering in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act. Should any such written communications or research reports be presented or published or distributed, we will supplementally provide them to Staff.

18.	We note references to third-party information throughout the prospectus, including, but not limited to, references to Zhiyan Consulting. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of the third-party reports and industry analyses that are cited in the Registration Statement, along with cross-references showing the statements and underlying support. The documents being supplementally provided are publicly available. No reports were commissioned by or prepared for us for use in connection with this offering.

U.S. Securities and Exchange Commission

May 10, 2019

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.